[DECHERT LETTERHEAD]

December 10, 2010

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company
File Nos. 002-71299 and 811-3153

Dear Sir or Madam:

Transmitted herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post-Effective Amendment No. 145 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), marked to indicate the changes effected in the Registration Statement by the Amendment.

The Amendment contains five prospectuses and two statements of additional information, and is being filed in connection with the Trust’s annual update of its Registration Statement to update certain financial information and make other changes to the Trust’s disclosure documents.

Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing. No fees are required in connection with this filing. Please contact me at (617) 728-7174 or John V. O’Hanlon, Esq. at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ William G. Allensworth
William G. Allensworth

cc:	John V. O’Hanlon, Esq.
Mary Beth Rhoden, Esq.